Exhibit 99.1
ITURAN’S MOBILITY INVESTMENT BRINGG COMPLETES
$100 MILLION SERIES-E INVESTMENT ROUND

Ituran Holds 17.2% of Bringg Valued at $1 Billion in Current Round

AZOUR, Israel – June 16, 2021 – Ituran Location and Control Ltd. (NASDAQ: ITRN), today announced that its successful early-stage mobility technology holding, Bringg, completed a series-E investment round of $100 million. Following the round, Ituran’s undiluted holdings are 17.2%.

The round is being led by Insight Capital, a new investor, and included participation from several of its existing investors. The funding will be used to meet the increasing global customer and market demand by quickly scaling Bringg’s platform through M&A and by growing its ecosystem of strategic and technology partners.

The investment sets Bringg’s valuation at $1 billion, making it the first and only unicorn in last-mile delivery and fulfillment cloud technology.

Eyal Sheratzky, CEO of Ituran, commented “Bringg is a company that Ituran seeded in 2014 and even after this latest funding round, we remain the largest shareholder of the company. Ituran is constantly looking to invest and grow companies which are building disruptive mobility technologies with the potential to become future global leaders. Our investment in Bringg is a successful element of this strategy and Bringg has shown significant progress especially in the past year, with fast growing sales to top-tier global companies. We are pleased that our strategy has borne fruit and is demonstrating a strong value-add to Ituran and its shareholders.”

About Bringg

Bringg helps enterprises scale up and optimize their logistics operations with the leading data-led delivery and fulfillment cloud platform. Using Bringg, retailers and logistics providers can rapidly enable innovative delivery and fulfillment models that maximize the customer experience, optimize logistics operations and scale business channels for growth. Some of the world’s best-known brands in more than 50 countries use Bringg’s platform to deliver the perfect last mile experience at peak efficiency across multiple delivery models. https://www.bringg.com

About Ituran

Ituran is a leader in the emerging mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles, cargo and personal security for the retail, insurance industry and car manufacturers. Ituran is the largest OEM telematics provider in Latin America. Its products and applications are used by customers in over 20 countries. Ituran is also the founder of the Tel-Aviv based DRIVE startup incubator to promote the development of smart mobility technology.

Ituran's subscriber base has been growing significantly since the Company's inception to well over 1.7 million subscribers using its location based services with a market leading position in Israel and Latin America. Established in 1995, Ituran has over 3,400 employees worldwide, with offices in Israel, Brazil, Argentina, Mexico, Ecuador, Columbia, India, Canada and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact	International Investor Relations
Udi Mizrahi udi_m@ituran.com Deputy CEO and VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft ituran@gkir.com GK Investor & Public Relations (US) +1 646 201 9246